Exhibit 99.1

News release

Cenovus announces third-quarter 2026 results

Calgary, Alberta (November 4, 2026) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced its third-quarter 2026 financial and operating results. In the quarter, the company generated approximately $5.0 billion of adjusted funds flow and $3.6 billion of free funds flow. Operating results in the quarter included Upstream production of 1,024 thousand barrels of oil equivalent per day (MBOE/d)1 and Downstream crude throughput of 437 thousand barrels per day (Mbbls/d), representing an overall crude unit utilization rate of 92%.

Highlights

•Achieved highest-ever quarterly Upstream production of 1,024 MBOE/d, an increase of over 50 MBOE/d from Q2 2026.
•Record quarterly Oil Sands production of 833 MBOE/d, including quarterly production records at Foster Creek, Christina Lake and Sunrise.
•Delivered Oil Sands operating costs of $10.23/bbl, a decrease of over $0.50/bbl from Q2 2026.
•Exceptional Downstream financial and operational performance while executing the Lima Refinery turnaround, including operating margin of $1.8 billion2, crude unit utilization of 92% and U.S. Refining adjusted market capture of 88%3.
•Returned $1.9 billion to shareholders in the third quarter, including $1.5 billion through common share repurchases and $403 million through common share dividends.
•Entered into a definitive arrangement agreement to acquire Athabasca Oil Corporation (“Athabasca”) in October, which will add approximately 45 MBOE/d4 of current production and 1.3 billion BOE of proved plus probable reserves.5 The acquisition is expected to close in December 2026.

“We exceeded one million BOE per day of production in the quarter for the first time ever. This milestone was achieved in only our seventeenth year operating as an independent company. Our asset performance continues to unlock significant value across our portfolio,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “As we close the year, our focus remains on consistent execution, safe operations and leveraging the competitive advantages created by our people, asset base and integrated business model.”

Financial summary

($ millions, except per share amounts)	2026 Q3	2026 Q2	2025 Q3
Cash from (used in) operating activities	5,584	5,636	2,131
Adjusted funds flow[3]	5,023	4,986	2,466
Per share (diluted)[3]	2.74	2.66	1.38
Capital investment	1,454	1,200	1,154
Free funds flow[3]	3,569	3,786	1,312
Excess free funds flow[3]	3,106	3,257	745
Net earnings (loss)	3,360	2,870	1,286
Per share (diluted)	1.83	1.53	0.72
Long-term debt, including current portion	8,547	8,558	7,156
Net debt	2,999	5,388	5,255

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Production and throughput

(before royalties, net to Cenovus)	2026 Q3	2026 Q2	2025 Q3
Oil and NGLs (Mbbls/d)[1]	885.9	835.5	684.7
Conventional natural gas (MMcf/d)[1]	825.4	809.8	889.5
Total Upstream production (MBOE/d)[1]	1,023.5	970.4	832.9
Total Downstream crude throughput (Mbbls/d)[1]	437.2	451.5	710.7
1 See Advisory for production by product type and by reporting segment.
2 Specified financial measure. See Advisory.
3 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.
4 Estimated 2026 production exit rate.
5 Evaluated as at December 31, 2025, as disclosed by Athabasca. See Advisory.

Third-quarter results

Operating1

Cenovus’s total revenues were $16.0 billion in the third quarter, down from $17.4 billion in the second quarter of 2026. Upstream revenues were $10.6 billion, compared with $12.6 billion in the previous quarter, while Downstream revenues were $8.6 billion, up from $8.2 billion in the second quarter.

Operating margin6 was $6.3 billion compared with $5.9 billion in the prior quarter. Upstream operating margin2 was $4.5 billion, a slight decrease from $4.9 billion in the second quarter, as a result of lower benchmark oil prices. Downstream operating margin was $1.8 billion, an increase from $1.0 billion in the prior quarter, reflecting strong operations and improved market crack spreads. Operating margin in the U.S. Refining segment was $1.4 billion, which included the receipt of small refinery exemption (SRE) waivers related to the Superior Refinery and a $30 million inventory holding loss.

Total Upstream production was 1,024 MBOE/d, up from 970 MBOE/d in the second quarter. Christina Lake achieved record quarterly production of 381 Mbbls/d, up from 372 Mbbls/d in the prior quarter. Strong well pad performance at Narrows Lake and continued progress on the sustaining pad and redevelopment well program at Christina Lake North more than offset the impact of the Christina Lake turnaround that was completed ahead of schedule in the quarter. Foster Creek production reached a quarterly record of 248 Mbbls/d, up from 215 Mbbls/d in the prior quarter reflecting resumed operations after an unplanned disruption in late May and continued ramp up of the Foster Creek optimization project. Sunrise production was a quarterly record of 70 Mbbls/d, up from 66 Mbbls/d in the prior quarter.

Production from the Lloydminster upstream assets was 131 Mbbls/d, compared with 132 Mbbls/d in the second quarter.

Production in the Conventional segment was 120 MBOE/d, up from 118 MBOE/d in the previous quarter.

In the Offshore segment, production was 70 MBOE/d, up from 66 MBOE/d in the second quarter. In Asia Pacific, production was 57 MBOE/d, up from 51 MBOE/d in the prior quarter following maintenance in China and Indonesia completed during the second quarter. In the Atlantic region, production was 14 Mbbls/d, compared with 15 Mbbls/d in the prior quarter.

Total Downstream crude throughput in the third quarter was 437 Mbbls/d. Canadian Refining crude throughput increased to 121 Mbbls/d from 102 Mbbls/d in the prior quarter, reflecting strong operational performance and a record quarterly utilization rate of 112%.

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In U.S. Refining, crude throughput was 317 Mbbls/d compared with 350 Mbbls/d in the second quarter as a result of a planned turnaround at the Lima Refinery, which was completed in October. U.S. Refining revenues were $6.6 billion, compared with $6.5 billion in the prior quarter, reflecting higher refined product prices. Adjusted market capture in U.S. Refining was 88% compared with 67% in the prior quarter, driven by strong operational performance and the impact of certain non-operational items including SRE waivers received in the quarter. Excluding the impact of these items, adjusted market capture in the third quarter would have been approximately 7% lower.

6Non-GAAP financial measure. Operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.

Financial

Cash from operating activities in the third quarter was $5.6 billion, consistent with the second quarter. Adjusted funds flow was $5.0 billion, consistent with the prior quarter, and free funds flow was $3.6 billion, down slightly from $3.8 billion in the second quarter as a result of increased capital investment in the third quarter. Net earnings rose to $3.4 billion from $2.9 billion in the prior quarter. Total royalties and income taxes recognized in the quarter were $3.0 billion.

Long-term debt, including the current portion, was $8.5 billion as at September 30, 2026. Net debt was $3.0 billion as at September 30, 2026, a decrease of $2.4 billion from the prior quarter, as a result of strong financial results and a $624 million decrease in non-cash working capital.

Growth projects

At Christina Lake North, a fifth steam generator was successfully brought online ahead of schedule. The redevelopment well program continues to progress as planned, and the facility expansion project remains on track for completion in 2028. At Sunrise, the optimization project successfully reached the production growth target of 70 Mbbls/d one year ahead of schedule.

At West White Rose, drilling of the first well is complete and completion and tie-ins are underway.

Athabasca transaction

Subsequent to the quarter, on October 5, 2026, Cenovus announced that it has entered into a definitive arrangement agreement to acquire Athabasca (TSX: ATH) in a cash and stock transaction valued at approximately $12.00 per Athabasca share or implied enterprise value of $5.7 billion. Subject to the approval of Athabasca shareholders and the Court of King’s Bench, and the satisfaction or waiver of other customary closing conditions, Cenovus expects the transaction to close in December.

Sale of Canadian commercial fuels business

On August 1, 2026, Cenovus closed the sale of its Canadian commercial fuels business, which included travel centres, cardlocks, retail sites and bulk plants for total cash proceeds of approximately $260 million after closing adjustments.

Dividend declarations and share purchases

The Board of Directors has declared a quarterly base dividend of $0.22 per common share, payable on December 31, 2026, to shareholders of record as of December 15, 2026.

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All dividends paid on Cenovus’s common shares will be designated as “eligible dividends” for Canadian income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

In the third quarter, the company returned $1.9 billion to shareholders, composed of $1.5 billion from the purchase of 34.0 million common shares through its normal course issuer bid (NCIB) and $403 million through common share dividends. The current NCIB will expire on November 10, 2026. Cenovus has received approval from the Board to apply for another NCIB program. Cenovus will apply for approval to repurchase up to approximately 126.5 million of the company’s common shares, representing approximately 10% of its public float, as defined by the TSX.

2026 planned maintenance

The following table provides details on planned maintenance activities at Cenovus assets in 2026 and anticipated production or throughput impacts.

Potential quarterly production/throughput impact (MBOE/d or Mbbls/d)

(MBOE/d or Mbbls/d)	Q4	Annual impact
Upstream
Oil Sands	-	4 - 5
Offshore	-	-
Conventional	-	-
Downstream
Canadian Refining	-	2 - 4
U.S. Refining	40 - 50	20 - 26

Conference call today

Cenovus will host a conference call today, November 4, 2026, at 8:30 a.m. ET (7:30 a.m. Calgary time).

To participate in the conference call, please register in advance of the start time. Once registered, you will receive a unique PIN that can be used to access the call by phone. You can either dial into the conference call using the unique PIN or select the "Call Me" option to receive an automated call.
A live audio webcast of the conference call will be available and will remain archived for approximately 30 days.

Advisory

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the IFRS Accounting Standards).

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Oil and Gas Information

Natural gas volumes have been converted to BOE on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

This news release makes assumptions relating to future production volumes based on reserve evaluation calculations prepared by third party independent evaluators. Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable reserves and in projecting future rates of production. The total amount or timing of actual future production may vary significantly from reserves and production estimates.

References to Athabasca’s reserves in this news release have been derived from Athabasca’s annual information form for the year-ended December 31, 2025 (the “Athabasca AIF”). Readers are directed to the Athabasca AIF, including the Statement of Reserves Data therein, for additional information regarding Athabasca’s reserves. The Statement of Reserves Data presents Athabasca’s total proved plus probable reserves on both a consolidated basis and accounting for Cenovus’s existing 30% equity interest in Duvernay Energy Corporation. Also see “Information Regarding Athabasca Oil Corporation” below.

References to Athabasca production of ~45 Mbbls/d represents estimated 2026 year-end exit bitumen production rates, as derived from Athabasca’s public disclosure. See “Information Regarding Athabasca Oil Corporation” below.

Product types

Product type by reporting segment	Three months ended September 30, 2026
Oil Sands
Bitumen (Mbbls/d)	801.8
Heavy crude oil (Mbbls/d)	28.5
Conventional natural gas (MMcf/d)	16.1
Total Oil Sands segment production (MBOE/d)	833.0
Conventional
Light crude oil (Mbbls/d)	8.7
Natural gas liquids (Mbbls/d)	22.7
Conventional natural gas (MMcf/d)	532.1
Total Conventional segment production (MBOE/d)	120.1
Offshore
Light crude oil (Mbbls/d)	13.8
Natural gas liquids (Mbbls/d)	10.4
Conventional natural gas (MMcf/d)	277.2
Total Offshore segment production (MBOE/d)	70.4
Total Upstream production (MBOE/d)	1,023.5

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Information Regarding Athabasca Oil Corporation

This news release includes information relating to Athabasca which was derived from publicly available documents of Athabasca. Although Cenovus has no knowledge that would indicate that any information contained in the documents filed by Athabasca are untrue or incomplete, Cenovus does not assume any responsibility for the accuracy or completeness of the information contained in such documents, or for any failure by Athabasca to disclose events that may have occurred or that may affect the significance or accuracy of any such information, which are unknown to Cenovus.

Forward‐looking Information

This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.
Forward‐looking information in this document is identified by words such as , “anticipate”, “approve”, “continue”, “expect”, “on track”, “payable”, “plan”, “progress”, “remain”, “satisfy”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: acquiring Athabasca will add approximately 45 MBOE/d of current production and 1.3 billion BOE of proved plus probable reserves; Athabasca acquisition is expected to close in December 2026; asset performance continues to unlock significant value across our portfolio; focus remains on consistent execution, safe operations and leveraging the competitive advantages created by our people, asset base, and integrated business model; Christina Lake North facility expansion project and redevelopment well program progress; continued ramp up of the Foster Creek optimization project; future dividend payments; applying for approval to repurchase up to approximately 126.5 million of the company’s common shares under another NCIB program; and 2026 planned maintenance and production/throughput impacts.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to the assumptions inherent in Cenovus’s updated 2026 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: changes to general economic, market and business conditions; the accuracy of estimates regarding commodity production and operating expenses, inflation, taxes, royalties, capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2025.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2025 and September 30, 2026 and to the risk factors, assumptions and uncertainties described in other
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documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Specified Financial Measures

This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS Accounting Standards. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the periods ended December 31, 2025 and September 30, 2026 (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on Cenovus's website at cenovus.com), which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin

Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 of the interim Consolidated Financial Statements.

Operating Margin

Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

	Upstream (7)			Downstream (7)			Total
($ millions)	2026 Q3	2026 Q2	2025 Q3	2026 Q3	2026 Q2	2025 Q3	2026 Q3	2026 Q2	2025 Q3
Revenues
Gross Sales	12,515	14,231	7,562	8,579	8,157	8,435	21,094	22,388	15,997
Less: Royalties	(1,953)	(1,661)	(858)	—	—	—	(1,953)	(1,661)	(858)
	10,562	12,570	6,704	8,579	8,157	8,435	19,141	20,727	15,139
Expenses
Purchased Product	1,205	2,074	674	6,266	6,663	7,321	7,471	8,737	7,995
Transportation and Blending	3,822	4,582	2,543	—	—	—	3,822	4,582	2,543
Operating	1,008	971	885	520	505	751	1,528	1,476	1,636
Realized (Gain) Loss on Risk Management	(8)	28	12	(1)	36	(1)	(9)	64	11
Operating Margin	4,535	4,915	2,590	1,794	953	364	6,329	5,868	2,954
7 Found in Note 1 of the September 30, 2026, or the June 30, 2026, interim Consolidated Financial Statements.
Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow (EFFF)

The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s interim Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and EFFF. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

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	Three Months Ended
($ millions)	September 30, 2026	June 30, 2026	September 30, 2025
Cash From (Used in) Operating Activities (8)	5,584	5,636	2,131
(Add) Deduct:
Settlement of Decommissioning Liabilities	(63)	(39)	(94)
Net Change in Non-Cash Working Capital	624	689	(241)
Adjusted Funds Flow	5,023	4,986	2,466
Capital Investment	1,454	1,200	1,154
Free Funds Flow	3,569	3,786	1,312
Add (Deduct):
Base Dividends Paid on Common Shares	(403)	(411)	(356)
Purchase of Common Shares under Employee Benefit Plan	(175)	(58)	(21)
Dividends Paid on Preferred Shares	—	—	—
Settlement of Decommissioning Liabilities	(63)	(39)	(94)
Principal Repayment of Leases	(94)	(88)	(89)
Acquisitions, Net of Cash Acquired	(3)	(5)	(7)
Proceeds From Divestitures	275	72	—
Excess Free Funds Flow	3,106	3,257	745
8 Found in the September 30, 2026, or the June 30, 2026, interim Consolidated Financial Statements.

Adjusted Market Capture
Adjusted market capture contains a non-GAAP financial measure and is used in the company’s U.S. Refining segment to provide an indication of margin captured relative to what was available in the market based on widely used benchmarks. Cenovus defines adjusted market capture as refining margin, net of holding gains and losses, divided by the weighted average 3-2-1 market benchmark crack, net of RINs, expressed as a percentage. The weighted average crack spread, net of RINs, is calculated on Cenovus’s operable capacity-weighted average of the Chicago and Group 3 3-2-1 benchmark market crack spreads, net of RINs.
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($ millions)	Three months ended September 30, 2026	Three months ended June 30, 2026
Revenues (9)	6,640	6,549
Purchased Product (9)	4,881	5,384
Gross Margin	1,759	1,165
Inventory Holding (Gain) Loss	(30)	(152)
Adjusted Gross Margin	1,729	1,013
Total Processed Inputs (Mbbls/d)	338.6	372.9
Adjusted Refining Margin ($/bbl)	55.52	29.83
Operable Capacity (Mbbls/d)	364.8	364.8
Operable Capacity by Regional Benchmark (percent)
Chicago 3-2-1 Crack Spread Weighting	88	88
Group 3 3-2-1 Crack Spread Weighting	12	12
Benchmark Prices and Exchange Rate
Chicago 3-2-1 Crack Spread (US$/bbl)	59.43	46.54
Group 3 3-2-1 Crack Spread (US$/bbl)	62.08	41.45
RINs (US$/bbl)	14.40	13.78
US$ per C$1 - Average	0.715	0.723
Weighted Average Crack Spread, Net of RINs ($/bbl)	63.45	44.46
Adjusted Market Capture (percent)	88	67
9 Found in Note 1 of the September 30, 2026, or the June 30, 2026, interim Consolidated Financial Statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating sustainability considerations into its business plans. Cenovus common shares are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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Cenovus contacts

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